UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2021
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 12, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2021 Third Quarter Results

•Quarterly revenue increased 23% to $395.6 million
•Quarterly IPG Net Earnings decreased 5% to $25.3 million
•Quarterly adjusted net earnings(1) decreased 5% to $30.0 million
•Quarterly adjusted EBITDA(1) decreased 2% to $63.0 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA - November 12, 2021 - Intertape Polymer Group Inc. (TSX:ITP) ("IPG" or the "Company") today released results for its third quarter ended September 30, 2021. All amounts in this press release are denominated in US dollars ("USD") unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis ("MD&A") and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2021.

“We continued to experience strong demand in the third quarter and now into the first half of the fourth quarter with our open order position continuing to build. Our organic growth in the quarter is on top of the record performance we experienced in the back half of 2020 and the price increases we have implemented,” said Greg Yull, President and CEO of IPG. “The team continues to do a great job of covering the spread between selling price and the cost of raw materials and freight. The $54.3 million price increase in the quarter resulted from our successful strategy to protect the dollar contribution spread, however the mathematical impact of that higher revenue on Adjusted EBITDA margin was more than 250 basis points. We intend to continue to manage the business to effectively cover the spread. The global supply chain constraints also impacted the business in the quarter which resulted in lost revenue opportunity, although the team's execution continues to deliver record performance despite the operating environment. The business is structurally different today with the changes and improvements we have made during the course of the past five years. We are in a great position with the team, the experience, and the strategy to meet demand with our world class, low cost manufacturing assets.”

Third Quarter 2021 Highlights (as compared to third quarter 2020):

•Revenue increased 22.5% to $395.6 million primarily due to the impact of higher selling prices in tape, film, woven, and protective packaging products driven by increases in the cost of many raw materials and freight.
•Gross margin decreased to 22.0% from 26.0% primarily due to the impact of maintaining dollar spread on higher average selling prices and increased plant operating costs, partially offset by a favourable product volume/mix.
•Net earnings attributable to the Company shareholders ("IPG Net Earnings") decreased $1.4 million to $25.3 million ($0.43 basic and $0.42 diluted earnings per share) primarily due to an increase in selling, general and administrative expenses ("SG&A") resulting from an increase in employee- and technology-related costs mainly due to the growth of the business in 2021 and the non-recurrence of cost saving measures implemented in response to COVID-19 related uncertainty in 2020. This unfavourable impact was partially offset by an increase in gross profit.
•Adjusted net earnings decreased $1.4 million to $30.0 million ($0.51 basic and $0.50 diluted adjusted earnings per share)(1) primarily due to an increase in SG&A, partially offset by an increase in gross profit.
•Adjusted EBITDA decreased 2.3% to $63.0 million from $64.5 million primarily due to an increase in SG&A, partially offset by an increase in gross profit. Adjusted EBITDA in the third quarter was negatively impacted by supply chain, logistics and labour constraints which resulted in delays in shipping out orders that were originally scheduled to go out in that period.
•Adjusted EBITDA margin(1) decreased to 15.9% from 20.0% primarily due to the impact of maintaining dollar spread on higher average selling prices and an increase in SG&A. As expected, the mathematical impact of higher selling prices with a corresponding conservation of the dollar contribution spread between selling price and input costs unfavourably impacted adjusted EBITDA margin by 253 basis points in the third quarter.
•Cash flows from operating activities decreased $24.9 million to $42.6 million primarily due to an increase in cash used for working capital items. The larger investment in working capital reflects the impacts of higher selling and raw material prices, organic growth and efforts to mitigate supply chain disruptions, as well as the timing of payments and receipts.
•Free cash flows(1) decreased by $39.0 million to $20.2 million primarily due to a decrease in cash flows from operating activities and an increase in capital expenditures as compared to minimal capital expenditures in 2020 as a precautionary measure given market uncertainty caused by COVID-19.
(1)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Highlights:
Dividend Declaration

On November 11, 2021, the Company declared a quarterly cash dividend of $0.17 per common share payable on December 31, 2021 to shareholders of record at the close of business on December 17, 2021.

Sustainability

The Company continues to embrace sustainability as a key strategy to drive operational excellence. In June 2021, the Company published its 2020 annual sustainability report, titled “Our Circular Economy”. The report provides an overview of the Company’s sustainability progress in 2020 and highlights future opportunities. The Company's achievements during the third quarter of 2021 include:
•Achieved Cradle to Cradle Certified™ Silver level for Curby® Mailer HD and the Curby® Cushioning Solutions family of products.
•Supported customer sustainability initiatives with cradle to cradle certification of private label water-activated tape.
•Submitted its first report to CDP Climate to be scored on the comprehensiveness of disclosure, awareness and management of environmental risks and best practices associated with environmental leadership.
•Signed the CEO Water Mandate making an aspirational pledge to advance water stewardship across six commitment areas including direct operations, public policy and transparency, and submit annual progress reports.
•Committed to net-zero emissions by 2040 in line with the Climate Pledge, an initiative co-founded by Amazon and Global Optimism, as well as the Business Ambition for 1.5°C campaign by Science Based Targets initiative.
Read the full report at https://www.itape.com/sustainability.

Nuevopak Acquisition

On July 30, 2021, the Company completed the acquisition of Nuevopak Global Limited (“Nuevopak”) (the "Nuevopak Acquisition") for $37.3 million in total estimated consideration, consisting of $34.5 million paid at closing (net of cash received) and the remaining amount, subject to certain post-closing adjustments and potential contingent consideration, to be paid within three years from the date of closing.

Outlook

The Company has revised its expectations for fiscal 2021 revenue, capital expenditures and effective tax rate as outlined below:

	As stated in the 2021 Second Quarterly Report	Current Revision
Revenue	$1.425 to $1.5 billion	$1.5 to $1.54 billion
Adjusted EBITDA	$245 to $255 million	No change
Free cash flows (1)	$70 to $80 million	No change
Capital expenditures	~ $100 million	~ $85 million
Effective tax rate (2)	25% to 30%	22% to 25%
Cash taxes paid (3)	~ 10% greater than income tax expense	No change
The Company revised its expectation for fiscal 2021 revenue primarily due to higher selling prices driven by the persistence of higher raw material prices.
Various disruptions in the market have created challenges for the supply of many raw materials as well as labour shortages. The Company recognizes that the impact that multiple global economic events, including COVID-19, ten-year highs in many commodity prices, weather-related events, transportation capacity limitations, port congestion, and energy consumption and intensity restrictions, have had and likely will have on the availability and price of raw materials and freight remains uncertain and could have a material adverse effect on the expected level of revenue, adjusted EBITDA and free cash flows. The Company continues to monitor these situations and will modify supply plans as needed to navigate any further supply chain disruptions as effectively as it can.

The capital expenditures expectation originally included $70 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films, as well as $10 million for digital transformation and cost savings initiatives and $20 million for regular maintenance. These projects remain on track and the amount of capital not expended in 2021 with this revision will occur in early 2022. By installing new capacity within its existing footprint, the Company expects the expansion projects will provide shorter-term investment horizons and return profiles that exceed a 20% after-tax internal rate of return. The Company is investing directly into categories where it expects demand to exceed production in the near term. The Company views these as low risk, margin accretive projects. Based on its capital plan, the Company still anticipates generating more than $100 million in incremental revenue on an annualized run-rate basis by the end of 2022, as well as additional growth into 2023 and beyond.

The revision to the effective tax rate is primarily due to a favourable mix of earnings between jurisdictions.

(1)    As in previous years, the Company expects the majority of free cash flows to be generated in the second half of the year due to the normal seasonality of working capital requirements.
(2)    The Company's effective tax rate expectation excludes the impact of changes resulting from potential US tax legislation that increases rates (particularly, if such increased rates are retroactive).
(3)    The Company's 2021 cash taxes paid expectation is based on less availability of tax attributes and loss carryforwards than were available for 2020, as well as the impacts of bonus depreciation previously taken.

COVID-19
In response to the coronavirus ("COVID-19") pandemic that began in December 2019, the Company implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The Company instituted paid leave for all U.S. employees for certain COVID-19-related reasons, implemented remote work practices where possible, and added significant safety protocols for those needing to be on site at manufacturing facilities. The Company's aggressive COVID-19 safety practices can be bucketed into four main areas:
•PROACTIVE COMMUNICATION: Portal to facilitate communication, including weekly COVID-19 updates for operations managers and town halls for all staff conducted by the Company's senior management.
•PREVENTION: Cleaning and sanitization processes including disinfection using UVC light and ozone to sanitize areas and objects; social distancing, including camera monitoring to assess social distancing performance and wearables to alert workers when the adequate distance is not maintained and to help with contact tracking; mandatory mask requirement; remote working; physical barriers; touchless entry and exit, and temperature monitoring; and thank you bonuses for employees electing to receive the vaccination.
•RESPONSE PLAN: Incident response and ‘ready-to-go’-resources like cleaning kits.
•BEST PRACTICE SHARING AND TECHNOLOGY: Quicker knowledge transfer across locations managed by a dedicated corporate team, including a COVID-19 Best Practice Matrix, as well as the evaluation of technologies to manage risk and automate processes.
While the Company has delivered positive financial results to date, the pandemic could yet materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2021 and beyond. Given the dynamic nature of the pandemic (including its duration, the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.

Conference Call

A conference call to discuss the Company's 2021 third quarter results will be held Friday, November 12, 2021, at 10 A.M. Eastern Time.

Participants may join by telephone or computer as follows:

Telephone: Please dial 877-291-4570 (USA & Canada) and 647-788-4919 (International). PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE ACCOMPANYING PRESENTATION:

https://www.itape.com/InvestorPresentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 6633796. The recording will be available from November 12, 2021 at 1:00 P.M. until December 12, 2021 at 11:59 P.M. Eastern Time.

Computer: PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE WEBCAST:

https://onlinexperiences.com/Launch/QReg/ShowUUID=88B39A4A-1700-4D6D-9277-B854E4E382EA

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, shrink and stretch films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,800 employees with operations in 32 locations, including 21 manufacturing facilities in North America, five in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company's ability to continue to effectively cover the dollar contribution spread between selling price and raw materials plus freight; the Company's ability to effectively navigate supply constraints; future dividend payments; the COVID-19 pandemic (including the operations of the Company's facilities, the Company’s priorities as it moves through the pandemic and the uncertainty for the duration of the pandemic and of the impacts resulting from the pandemic); the Company's outlook; the Company's modification of its supply plans as needed to navigate any further supply chain disruptions; and the Company's expansion of its production capacity (including the related investment time horizon, expected returns,and demand and risk expectations) may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the availability of raw materials; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2021 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section and under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of USD, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue	395,552	323,027	1,117,804	868,949
Cost of sales	308,509	238,917	858,927	668,645
Gross profit	87,043	84,110	258,877	200,304
Selling, general and administrative expenses	43,048	38,621	133,866	104,062
Research expenses	2,897	2,554	8,855	8,433
	45,945	41,175	142,721	112,495
Operating profit before manufacturing facility closures, restructuring and other related charges	41,098	42,935	116,156	87,809
Manufacturing facility closures, restructuring and other related charges	—	466	—	4,328
Operating profit	41,098	42,469	116,156	83,481
Finance costs (income)
Interest	6,157	7,368	21,595	22,679
Other finance expense (income), net	3,639	1,296	16,932	(9,426)
	9,796	8,664	38,527	13,253
Earnings before income tax expense	31,302	33,805	77,629	70,228
Income tax expense (benefit)
Current	5,878	9,373	14,101	15,724
Deferred	(353)	(2,741)	3,239	(1,564)
	5,525	6,632	17,340	14,160
Net earnings	25,777	27,173	60,289	56,068
Net earnings attributable to:
Company shareholders	25,336	26,726	58,726	55,581
Non-controlling interests	441	447	1,563	487
	25,777	27,173	60,289	56,068
Earnings per share attributable to Company shareholders
Basic	0.43	0.45	0.99	0.94
Diluted	0.42	0.45	0.97	0.94

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of USD)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	25,777	27,173	60,289	56,068
Adjustments to net earnings
Depreciation and amortization	16,102	16,153	48,278	47,594
Income tax expense	5,525	6,632	17,340	14,160
Interest expense	6,157	7,368	21,595	22,679
Early redemption premium and other costs	—	—	14,412	—
Impairment of inventories	726	210	1,869	1,094
Share-based compensation expense	4,042	4,707	20,935	4,475
Foreign exchange loss (gain)	3,120	746	196	(162)
Pension and other post-retirement expense related to defined benefit plans	532	518	1,528	1,497
Contingent consideration liability fair value adjustments	—	—	—	(11,005)
Other adjustments for non-cash items	710	93	477	1,427
Income taxes paid, net	(6,399)	(3,000)	(25,200)	(10,518)
Contributions to defined benefit plans	(366)	(523)	(863)	(1,259)
Cash flows from operating activities before changes in working capital items	55,926	60,077	160,856	126,050
Changes in working capital items
Trade receivables	(8,782)	(20,597)	(37,686)	(23,404)
Inventories	(15,935)	7,279	(72,072)	(3,088)
Other current assets	200	2,528	(3,471)	(23)
Accounts payable and accrued liabilities	11,703	18,783	4,225	(10,424)
Share-based compensation settlements	—	—	(13,205)	—
Provisions	(500)	(547)	(2,744)	1,872
	(13,314)	7,446	(124,953)	(35,067)
Cash flows from operating activities	42,612	67,523	35,903	90,983
INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	(34,491)	—	(34,491)	(35,704)
Purchases of property, plant and equipment	(22,448)	(8,337)	(47,555)	(21,038)
Purchases of intangible assets	(2,103)	(656)	(5,528)	(1,039)
Other investing activities	33	38	134	461
Cash flows from investing activities	(59,009)	(8,955)	(87,440)	(57,320)
FINANCING ACTIVITIES
Proceeds from borrowings	94,000	48,423	759,366	237,957
Repayment of borrowings	(78,216)	(97,741)	(650,452)	(221,440)
Payments of debt issuance costs	(985)	—	(8,279)	—
Payments of early redemption premium and other costs	—	—	(14,444)	—
Interest paid	(1,713)	(2,894)	(17,021)	(17,866)
Proceeds from exercise of stock options	2,370	—	2,664	—
Dividends paid	(10,039)	(8,574)	(28,490)	(26,032)
Other financing activities	189	—	1,190	—
Cash flows from financing activities	5,606	(60,786)	44,534	(27,381)
Net (decrease) increase in cash	(10,791)	(2,218)	(7,003)	6,282
Effect of foreign exchange differences on cash	3,054	957	(1,955)	(208)
Cash, beginning of period	15,246	14,382	16,467	7,047
Cash, end of period	7,509	13,121	7,509	13,121

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of USD)

	September 30, 2021	December 31, 2020
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	7,509	16,467
Trade receivables	201,118	162,235
Inventories	267,193	194,516
Other current assets	36,766	21,048
	512,586	394,266
Property, plant and equipment	433,311	415,214
Goodwill	168,710	132,894
Intangible assets	121,250	124,274
Deferred tax assets	24,224	29,677
Other assets	15,517	13,310
Total assets	1,275,598	1,109,635
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	197,088	180,446
Share-based compensation liabilities, current	20,056	17,769
Provisions, current	2,732	4,222
Borrowings and lease liabilities, current	16,854	26,219
	236,730	228,656
Borrowings and lease liabilities, non-current	580,461	463,745
Pension, post-retirement and other long-term employee benefits	16,661	19,826
Share-based compensation liabilities, non-current	18,407	13,664
Non-controlling interest put options	15,512	15,758
Deferred tax liabilities	35,055	34,108
Provisions, non-current	4,055	2,430
Other liabilities	15,959	14,766
Total liabilities	922,840	792,953
EQUITY
Capital stock	358,951	354,880
Contributed surplus	23,371	22,776
Deficit	(18,185)	(51,114)
Accumulated other comprehensive loss	(24,839)	(21,886)
Total equity attributable to Company shareholders	339,298	304,656
Non-controlling interests	13,460	12,026
Total equity	352,758	316,682
Total liabilities and equity	1,275,598	1,109,635

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, adjusted EBITDA margin and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax expense (benefit) effected by these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
IPG Net Earnings	25.3	26.7	58.7	55.6
Manufacturing facility closures, restructuring and other related charges	—	0.5	—	4.3
M&A Costs	1.8	0.5	3.3	3.1
Share-based compensation expense	4.0	4.7	20.9	4.5
Impairment of long-lived assets and other assets	—	0.2	0.4	0.3
(Gain) loss on disposal of property, plant and equipment	(0.1)	0.0	(0.1)	0.2
Other item: change in fair value of contingent consideration liability (1)	—	—	—	(11.0)
Other item: Nortech incremental tax costs incurred (2)	—	—	0.8	—
Other item: 2018 Senior Unsecured Notes Redemption Charges (3)	—	—	18.1	—
Income tax (benefit) expense, net	(1.1)	(1.1)	(9.5)	0.4
Adjusted net earnings	30.0	31.5	92.6	57.4

IPG Net Earnings per share
Basic	0.43	0.45	0.99	0.94
Diluted	0.42	0.45	0.97	0.94

Adjusted earnings per share
Basic	0.51	0.53	1.57	0.97
Diluted	0.50	0.53	1.53	0.97

Weighted average number of common shares outstanding
Basic	59,165,617	59,009,685	59,073,806	59,009,685
Diluted	60,579,770	59,745,118	60,495,043	59,444,092

(1)    Refers to the potential earn-out consideration obligation associated with the Nortech Acquisition.
(2)    Refers to charges incurred related to an amount payable to the former shareholders of Nortech for tax-related costs associated with the Nortech Acquisition that was subsequently paid in July 2021. The "Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020.
(3)    The "2018 Senior Unsecured Notes Redemption Charges" refers to debt issuance costs of $3.6 million that were written off, as well as an early redemption premium and other costs of $14.4 million recorded in connection with the redemption of the $250 million 7.00% senior unsecured notes that were scheduled to mature on October 15, 2026.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The Company defines adjusted EBITDA margin as adjusted EBITDA as a percentage of revenue. The terms "EBITDA", "adjusted EBITDA" and "adjusted EBITDA margin" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA, adjusted EBITDA and adjusted EBITDA margin are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA, adjusted EBITDA and adjusted EBITDA margin are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Net earnings	25.8	27.2	60.3	56.1
Interest and other finance costs	9.8	8.7	38.5	13.3
Income tax expense	5.5	6.6	17.3	14.2
Depreciation and amortization	16.1	16.2	48.3	47.6
EBITDA	57.2	58.6	164.4	131.1
Manufacturing facility closures, restructuring and other related charges	—	0.5	—	4.3
M&A Costs	1.8	0.5	3.3	3.1
Share-based compensation expense	4.0	4.7	20.9	4.5
Impairment of long-lived assets and other assets	—	0.2	0.4	0.3
(Gain) loss on disposal of property, plant and equipment	(0.1)	0.0	(0.1)	0.2
Adjusted EBITDA	63.0	64.5	188.9	143.5

Free Cash Flows
The Company has included free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's financial statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year.
The Company defines free cash flows as cash flows from operating activities less purchases of property, plant and equipment.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Cash flows from operating activities	42.6	67.5	35.9	91.0
Less purchases of property, plant and equipment	(22.4)	(8.3)	(47.6)	(21.0)
Free cash flows	20.2	59.2	(11.7)	69.9